UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Eagle Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

269796108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Scott Tarriff

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 970,232 (See Item 4 herein)

	6	Shared Voting Power 1,168,984 (See Item 4 herein)

	7	Sole Dispositive Power 970,232 (See Item 4 herein)

	8	Shared Dispositive Power 1,168,984 (See Item 4 herein)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,139,216 (See Item 4 herein)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 14.93% (See Item 4 herein)

12	Type of Reporting Person* IN

(1) This Schedule 13G is filed by Scott Tarriff, Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 and Michael Graves (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 269796108	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4 herein)

	6	Shared Voting Power 992,623 (See Item 4 herein)

	7	Sole Dispositive Power 0 (See Item 4 herein)

	8	Shared Dispositive Power 992,623 (See Item 4 herein)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 992,623 (See Item 4 herein)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 7.28% (See Item 4 herein)

12	Type of Reporting Person* OO

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 269796108	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Michael Graves

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 90,040 (See Item 4 herein)

	6	Shared Voting Power 992,623 (See Item 4 herein)

	7	Sole Dispositive Power 90,040 (See Item 4 herein)

	8	Shared Dispositive Power 992,623 (See Item 4 herein)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,082,663 (See Item 4 herein)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 7.89% (See Item 4 herein)

12	Type of Reporting Person* IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 269796108	13G

Item 1.
(a)	Name of Issuer Eagle Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices 50 Tice Boulevard, Suite 315 Woodcliff Lake, NJ 07677

Item 2.
(a)	Name of Person Filing Scott Tarriff, Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016, Michael Graves (together, the “Reporting Persons”)
(b)

Address of Principal Business Office or, if none, Residence

The address for the principal business office of Scott Tarriff is:

c/o Eagle Pharmaceuticals, Inc.

50 Tice Boulevard, Suite 315

Woodcliff Lake, NJ 07677

The address for the principal business office of the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 is:

1246 University Avenue West

Suite 463

St. Paul, MN 55104

The address for the residence of Michael Graves is:

1246 University Avenue West

Suite 463

St. Paul, MN 55104

(c)	Citizenship Scott Tarriff - United States Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – New Jersey Michael Graves - United States
(d)	Title of Class of Securities Common Stock, $0.001 par value per share (the “Common Stock”)
(e)	CUSIP Number 269796108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

CUSIP No. 269796108	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2019, Mr. Tarriff beneficially owned 2,139,216 shares of the Issuer’s Common Stock consisting of (i) 269,918 shares of Common Stock owned directly by him, (ii) 176,361 shares of Common Stock held by Janney Montgomery Scott LLC CUST FBO Scott Tarriff IRA for the Benefit of Mr. Tarriff (the “IRA Trust”), of which Mr. Tarriff is a trustee and, as such, may be deemed to share voting and dispositive power with respect to all shares held by the IRA Trust, (iii) options to purchase 684,989 shares of Common Stock exercisable within 60 days of December 31, 2019, (iv) 15,325 shares of Common Stock underlying restricted stock units (“RSUs”) that will vest within 60 days of December 31, 2019 and (v) 992,623 shares of Common Stock held by the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 (the “Family Trust”) for the benefit of Mr. Tarriff’s spouse and three children, of which Mr. Graves is the trustee, and as such, while Mr. Tarriff may be deemed to share voting and dispositive power with respect to all shares held by the Family Trust, Mr. Tarriff disclaims beneficial ownership with respect to such shares in the Family Trust, except to the extent of his pecuniary interest therein. Mr. Tarriff’s beneficial ownership does not include 63,000 shares of Common Stock underlying performance-based restricted stock units that are subject to vesting on January 1, 2021 to the extent that certain performance objectives are achieved.

As of December 31, 2019, Mr. Graves beneficially owned 1,082,663 shares of the Issuer’s Common Stock consisting of (i) 1,000 shares of Common Stock owned directly by him, (ii) options to purchase 89,040 shares of Common Stock exercisable within 60 days of December 31, 2019 and (iii) 992,623 shares of Common Stock held by the Family Trust for the benefit of Mr. Tarriff’s spouse and three children, of which Mr. Graves is the trustee. Mr. Graves disclaims any pecuniary interest with respect to such shares in the Family Trust.

(b)

Percent of class:

For Mr. Tarriff: based on 13,630,159 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2019 (which does not include 2,907,687 treasury shares) as reported by the Issuer to the Reporting Person and assumes the exercise of 684,989 options held by Mr. Tarriff that are exercisable, and the vesting of 15,325 RSUs that are held Mr. Tarriff that will vest, within 60 days of December 31, 2019. As of December 31, 2019, the 2,139,216 shares of the Issuer’s Common Stock beneficially owned by Mr. Tarriff represented 14.93% of such shares outstanding.

For the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016: based on 13,630,159 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2019 (which does not include 2,907,687 treasury shares) as reported by the Issuer to the Reporting Person. As of December 31, 2019, the 992,623 shares of the Issuer’s Common Stock beneficially owned by the Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 represented 7.28% of such shares outstanding.

For Mr. Graves: based on 13,630,159 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2019 (which does not include 2,907,687 treasury shares) as reported by the Issuer to the Reporting Person and assumes the exercise of 89,040 options held by Mr. Graves that are exercisable within 60 days of December 31, 2019. As of December 31, 2019, the 1,082,663 shares of the Issuer’s Common Stock beneficially owned by Mr. Graves represented 7.89% of such shares outstanding.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Scott Tarriff – 970,232 Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 0 Michael Graves – 90,040
(ii) Shared power to vote or to direct the vote: Scott Tarriff – 1,168,984 Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 992,623 Michael Graves – 992,623
(iii) Sole power to dispose or to direct the disposition of: Scott Tarriff – 970,232 Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 0 Michael Graves – 90,040
(iv) Shared power to dispose or to direct the disposition of: Scott Tarriff – 1,168,984 Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016 – 992,623 Michael Graves – 992,623

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 269796108	13G

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

	By:	/s/ Scott Tarriff
Scott Tarriff

Tarriff 2016 Generation Skipping Exempt Family Trust DTD 12/28/2016

	By:	/s/ Michael Graves
	Name:	Michael Graves
	Title:	Trustee

	By:	/s/ Michael Graves
Michael Graves